Exhibit 99.1

12 July 2023

BURFORD CAPITAL ANNOUNCES RESULTS OF THE 2023 AGM AND BOARD SUCCESSION PLAN

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces that all of the resolutions proposed at its 2023 annual general meeting (“AGM”) were adopted with substantial majorities, with the details of the votes set forth in the table below. In addition, Burford provides an update on the implementation of the succession plan for its board of directors (the “Board”), a new policy on tenure for non-executive directors and expected future roles of non-executive directors on the Board and the committees of the Board.

For the past several years, Burford has implemented, often ahead of its own schedule, the Board strategic plan to which it initially committed on August 15, 2019 and further detailed on February 27, 2020 and in subsequent announcements. That plan included the phased rotation of the entire membership of the Board. With three of Burford’s four founding non-executive directors now retired and with Chairman Hugh Steven Wilson retiring at the 2024 AGM, Burford has delivered the plan it laid out for an orderly rotation of the Board.

Looking ahead, Burford sets forth the expected plan for the future of the Board.

●	At the 2024 AGM:
	o	Hugh Steven Wilson will retire as Chairman and a non-executive director
	o	John Sievwright, a director since 2020, is expected to become Chairman and to serve in that role until the 2027 AGM, at which time he will retire from the Board
	o	Christopher Halmy, a director since 2022, is expected to become Vice Chairman and to serve in that role until the 2027 AGM, at which time he is expected to become Chairman
●	A policy will be introduced requiring directors to retire at the AGM immediately following their 72nd birthday
●	Board committee chairs:
o

Mr Halmy, who became chair of the audit committee following the 2023 AGM, is expected to continue to serve in that role until the 2027 AGM, at which time he will leave the audit committee to take on the role of Chairman

	o	Mr Sievwright is expected to continue to serve as chair of the compensation committee until the 2027 AGM, at which time Mr Halmy is expected to assume that role
o

Robert Gillespie, a director since 2020, is expected to become chair of the nominating and governance committee following Mr Wilson's retirement from the Board at the 2024 AGM and, following Mr Gillespie’s retirement from the Board at the 2027 AGM, Rukia Baruti, a director since 2022, is expected to assume that role

The foregoing plans are subject to subsequent amendment in the event of unforeseen circumstances.

The votes received are detailed below:

Ordinary Resolutions	Total votes for	Total votes against	Total votes withheld
1. To receive the accounts of Burford for the year ended December 31, 2022 and the report of the directors and the external auditor thereon	122,633,460	292	104,492
2. To re-elect Hugh Steven Wilson as director	111,962,812	10,389,527	385,905
3. To re-elect Rukia Baruti as director	122,699,802	8,634	29,808
4. To re-elect Christopher Bogart as director	122,709,401	3,508	25,335
5. To re-elect Robert Gillespie as director	117,589,531	5,118,604	30,109
6. To re-elect Christopher Halmy as director	121,538,703	813,335	386,206
7. To re-elect John Sievwright as director	122,653,851	54,284	30,109
8. To re-appoint Ernst & Young LLP as Burford’s external auditor	121,748,159	981,946	8,139
9. To authorize the directors to agree upon the remuneration of the external auditor	122,529,342	100,280	108,622
10. To authorize the directors to allot and/or issue ordinary shares in Burford up to a specified amount	121,186,649	1,526,951	24,644
11. To authorize Burford to make market acquisitions of its ordinary shares up to a specified amount	122,639,913	48,992	49,339
Special Resolutions
12. To authorize the directors to allot and/or issue equity securities for cash without making a pre-emptive offer to shareholders (subject to the limitations set forth in the resolution)	121,625,071	1,089,883	23,290
13. To authorize the directors to allot and/or issue equity securities for cash without making a pre-emptive offer to shareholders (subject to the limitations set forth in the resolution) for an acquisition or specified capital investment	121,552,226	1,155,327	30,691

For further information, please contact:

Burford Capital Limited

For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.